EXHIBIT 17.1
August 16, 2007
Board of Directors
Haights Cross Communications, Inc.
10 New King Street
White Plains, New York
     Re: Resignation from Board of Directors
Dear Gentlemen:
     I hereby resign as a director of Haights Cross Communications, Inc., effective immediately.

Sincerely,
/s/ Philip L. Maslowe
Philip L. Maslowe